5-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of May 2002

Lafarge

(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosures: (i) a press release dated May 2, 2002 announcing Lafarge's first quarter sales for 2002 and (ii) Lafarge's sales volume for 2001 and 2002.

LAFARGE

PRESS RELEASE

Euronext: LG , NYSE: LR

Paris, May 2, 2002

Lafarge first quarter 2002 sales

- **Up 38.6% to € 3 145 million from € 2 270 million including scope changes of € 781 million.**
- **Up 3.6% excluding foreign exchange and scope effects with an 8.6% increase for Cement and 6.7% for Gypsum**

The sales in the first quarter rose by € 876 million, mainly due to change of scope. The impact was especially significant for the Cement Division which increased by 75,4%.

Sales from former Blue Circle operations totalled € 736 million.

Market trends remained largely unchanged from the last quarter of 2001, with underlying sales rising by 3.6% excluding foreign exchange and scope effects. The sales report for each Division, excluding foreign exchange and scope effects is as follows:

CEMENT: up 8.6%

Strong sales were recorded in Western Europe except Germany which was affected by lower prices. Sales in North America were marginally up by 0.2% compared to the same period in 2001.
In Central Europe, sales were down as the economy remained weak in Poland. Sales continued to grow in the other regions with notable increases in Jordan, South Korea and on the African continent. Turkey saw sales improve significantly due to the revaluation of the Turkish Lira.

AGGREGATES & CONCRETE: up 1.3%

Aggregate sales were slightly down by 0.6% compared to the first quarter of 2001 with fewer major infrastructure projects in France, while stocks were being increased by customers in the UK in advance of the implementation of the Aggregates levy. In North America, aggregate sales were at a similar level to the first quarter of 2001.
Concrete sales were up by 2.6% with strong growth helped by favourable weather in France, offsetting the decline in North America where harsh winter weather in the Western United States and Canada compensated the milder conditions in the Eastern regions.

ROOFING: down 8%

Roofing sales were down in Western Europe with the exception of Italy; sales were down in Germany by 19% due to the very low level of construction activity for the whole first quarter. Sales in Asia continued to grow particularly in Malaysia.

GYPSUM: up 6.7%

Gypsum sales increased largely due to the continued improvement in prices in North America averaging 91 USD per thousand square feet compared to 74 USD during the same period 2001. At the same time US demand for wallboard has remained solid and with increased production at Palatka volumes have increased. Sales in Europe were stable in France and the UK but declined in Germany reflecting the difficult market conditions. Sales continued to grow in Asia and improved in Australia.

LAFARGE

SCOPE CHANGES OF 34.1% AMOUNTING TO € 781 MILLION

The sales in the first quarter resulting from acquisitions amounted to € 803 million and divestments resulted in a reduction in sales of € 22 million.
Sales from former Blue Circle operations amounted to € 736 million. Compared to the same period in 2001 (pro-forma Blue Circle management reporting), sales in the UK were much improved following a particularly poor first quarter in 2001. Sales in Greece grew despite very poor weather. Strong sales growth was also experienced in Malaysia, Nigeria and Chile.

POSITIVE FOREIGN EXCHANGE OF 0.9% AMOUNTING TO € 14 MILLION

The foreign exchange effect results from the favourable appreciation of the US dollar and Sterling partly offset by the depreciation of the Brazilian real and South African rand.

CONSOLIDATED SALES AS AT MARCH 31, 2002

	March 31,2002 € Million	March 31, 2001 € Million	Variation	At constant scope and foreign exchange
Cement	1 593	908	+75.4%	+8.6%
Aggregates & Concrete	911	744	+22.6%	+1.3%
Roofing	298	307	-2.8%	-8.0%
Gypsum	298	267	+11.9%	+6.7%
Others	45	44	-0.9%	-2.5%
TOTAL	**3 145**	**2 270**	**+38.6%**	**+3.6%**

Lafarge is the world leader in building materials, and employs 83,000 people in 75 countries. The Group holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge posted sales of €13.7 billion in 2001. More information is available on: www.lafarge.com

PRESS CONTACTS:

Denis Boulet: 33-1 44-34-94-14
denis.boulet@lafarge.com

Véronique Doux: 33-1 44-34-19-47
veronique.doux@lafarge.com

INVESTOR RELATIONS:

James Palmer: 33-1 44-34-11-26
james.palmer@lafarge.com

Danièle Daouphars: 33-1 44-34-11-51
daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors") which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonality of the Company's operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavourable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's Reference Document COB number R01-049 and on Form 20-F filed with the Securities and Exchange Commission in the USA. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

LAFARGE
Sales volumes
by destination

Volumes adjusted for the contributions of our proportionaly consolidated subsidaries

Cement

(million t)	2002FY	2001FY	2002/2001
Group	**22.8**	**13.9**	**64.3%**
Western Europe	7.6	4.2	**78.8%**
Central and Eastern Europe	1.0	0.8	**21.5%**
Emerging Mediterranean	2.0	2.1	**-2.4%**
North America	2.9	1.9	**58.0%**
Latin-Central America & the Carribbean	1.6	1.3	**23.7%**
Asia	4.8	1.9	**157.0%**
Sub Saharan Africa	2.0	1.0	**86.1%**
Trading	0.9	0.6	**34.5%**

Aggregates

(million t)	2002FY	2001FY	2002/2001
Group	**34.3**	**32.7**	**4.8%**
Western Europe	17.3	18.0	**-3.5%**
North America	13.8	11.8	**17.3%**
Other countries	3.1	2.9	**5.4%**

Concrete

(million m3)	2002FY	2001FY	2002/2001
Group	**7.8**	**5.8**	**34.9%**
Western Europe	3.7	3.3	**11.8%**
North America	1.9	1.4	**34.2%**
Other countries	2.3	1.1	**103.9%**

Roofing products

(million m^2)		2002FY	2001FY	2002/2001
Concrete Roof Tile				
	Europe	13.3	14.5	**-9%**
	North America	4.1	4.8	**-15%**
	Others	7.9	6.7	**18%**
Clay Roof Tile				
	Europe	4.9	5.4	**-9%**
Chimneys (kms)		529	540	**-2%**

LAFARGE

Sales volumes (including 2001 BCI volumes(management account data)) by destination

Volumes adjusted for the contributions of our proportionaly consolidated subsidaries

Cement

(million t)	*2002FY*	*2001FY*	**2002/2001**
Group	**22.8**	**21.6**	**5.7%**
Western Europe	7.6	7.4	**2.5%**
Central and Eastern Europe	1.0	0.9	**13.5%**
Emerging Mediterranean	2.0	2.2	**-10.0%**
North America	2.9	3.0	**-1.8%**
Latin-Central America & the Carribbean	1.6	1.7	**-2.4%**
Asia	4.8	4.1	**16.9%**
Sub Saharan Africa	2.0	1.6	**20.4%**
Trading	0.9	0.6	**34.5%**

Aggregates

(million t)	*2002FY*	*2001FY*	**2002/2001**
Group	**34.3**	**36.0**	**-4.9%**
Western Europe	17.3	18.0	**-3.7%**
North America	13.8	14.4	**-4.0%**
Other countries	3.1	3.6	**-13.9%**

Concrete

(million m3)	*2002FY*	*2001FY*	**2002/2001**
Group	**7.8**	**7.9**	**-0.6%**
Western Europe	3.7	3.7	**0.4%**
North America	1.9	2.1	**-8.4%**
Other countries	2.3	2.2	**5.2%**

Roofing products

(million m²)		*2002FY*	*2001FY*	**2002/2001**
Concrete Roof Tile				
	Europe	13.3	14.5	**-9%**
	North America	4.1	4.8	**-15%**
	Others	7.9	6.7	**18%**
Clay Roof Tile				
	Europe	4.9	5.4	**-9%**
Chimneys (kms)		529	540	**-2%**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Lafarge has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May, 2, 2002

Lafarge (Registrant)

By: [signature]

Name: Jean-Pierre Cloiseau

Title: Senior Vice President, Finance